As filed with the Securities and Exchange Commission on January 13, 1997
	Securities Act Registration	No. 33-20507
	Investment Company Act Registration	No. 811-5497

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-2
	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	Pre-Effective Amendment No.___
	Post-Effective Amendment No. 	x

	and/or
	REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940
	AMENDMENT NO.  9	x
	__________________
	Municipal High Income Fund Inc.
	(a Maryland Corporation)
	(Exact Name of Registrant as Specified in Charter)
	388 Greenwich Street
	New York, New York  10013
	(Address of Principal Executive Offices)
	(212) 723-9218
	(Registrant's Telephone Number, including Area Code)
	Christina T. Sydor, Secretary
	Municipal High IncomeFund Inc.
	388 Greenwich Street
	New York, New York  10013
	(Name and Address of Agent for Service)
	_____________________
	Copies to:
	Burton M. Leibert, Esq.
	Willkie Farr & Gallagher
	One Citicorp Center
	153 East 53rd Street
	New York, New York  10022
	_______________
	Approximate Date of Proposed Public Offering:  As soon as practicable after
	the effective date of this Registration Statement.

	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. x_______________
This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-20507).

	It is proposed that this filing will become effective: x when declared effective pursuant to section 8(c).

	Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.





	MUNICIPAL HIGH INCOME FUND INC.

	Form N-2
	Cross Reference Sheet

Part A
Item No.	Caption	Prospectus Caption

1.	Outside Front Cover		Outside Front Cover of Prospectus
2.	Inside Front and Outside Back Cover Page		Inside Front
and Outside Back Cover Page
		of Prospectus
3.	Fee Table and Synopsis		Prospectus Summary; Fund Expenses
4.	Financial Highlights		Financial Highlights
5.	Plan of Distribution		Prospectus Summary; The Offering
6.	Selling Shareholders		Not Applicable
7.	Use of Proceeds..	Use of Proceeds
8.  General Description of the Registrant.....	Prospectus Summary;  The Fund;
	Investment Objectives and Policies;
	Description of Common Stock; Share Price
	Data;  Certain Provisions of the Articles of
	Incorporation; Appendix.
9.	Management		Management of the Fund; Description of
		Common Stock; Custodian and Transfer
		Agent
10.	Capital Stock, Long-Term Debt, and Other
	Securities 		Taxation; Dividend Reinvestment Plan;
		Dividends and Distributions; Description of
		Common Stock; Share Price Data
11.	Defaults and Arrears on Senior Securities		Not Applicable
12.	Legal Proceedings		Not Applicable
13.	Table of Contents of the Statement of
	Additional Information		Further Information

Part B		Statement of Additional
Item No.		Information Caption

14.	Cover Page		Cover Page
15.	Table of Contents		Cover Page
16.	General Information and History.........	The Fund; Description of Common
		Stock (see Prospectus)
17.	Investment Objective and Policies		Investment Objective and Policies;
Investment Restrictions
18.	Management.................	Management of the Fund; Directors and
		Executive Officers of the Fund
19.	Control Persons and Principal Holders of
	 Securities		Not Applicable
20.	Investment Advisory and Other Services		Management of the Fund
21.	Brokerage Allocation and Other Practices		Fund Transactions
22.	Tax Status		Taxes; Taxation (see Prospectus)
23.	Financial Statements		Financial Statements






Part C
Item No.

	Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Prospectus                                                 January 15, 1997
--------------------------------------------------------------------------------

     388 Greenwich Street
     New York, New York  10013
     (212) 723-9218

     Municipal High Income Fund Inc. (the "Fund") is a diversified, closed-end management investment company that seeks high tax-exempt current income by investing primarily in a variety of obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multi-state agencies or authorities ("Municipal Obligations"). For a discussion of the risks associated with certain of the Fund's investments, see "Investment Objective and Policies."

     This Prospectus is to be used by Smith Barney Inc. ("Smith Barney ") in connection with offers and sales of the Common Stock in market-making activities in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

     Investors are advised to read this Prospectus, which sets forth concisely the information about the Fund that a prospective investor ought to know before investing, and to retain it for future reference. A Statement of Additional Information ("SAI") dated January 15, 1997 has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this Prospectus. A copy of the SAI can be obtained without charge by calling or writing to the Fund at the telephone number or address set forth above or by contacting any Smith Barney Financial Consultant.

                                                           (Continued on page 2)


SMITH BARNEY INC.
Distributor

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Prospectus (continued)                                    January 15 , 1997
--------------------------------------------------------------------------------


   Smith Barney intends to make a market in the Fund's Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time, without notice by Smith Barney . The shares of Common Stock that may be offered from time to time pursuant to this Prospectus were issued and sold by the Fund on November 28, 1988 in an initial public offering at a price of $10.00 per share. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. The Fund's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "MHF."


   All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------
Prospectus Summary                                                             4
--------------------------------------------------------------------------------
Fund Expenses                                                                  7
--------------------------------------------------------------------------------
Financial Highlights                                                           8
--------------------------------------------------------------------------------
The Fund                                                                      10
--------------------------------------------------------------------------------
The Offering                                                                  10
--------------------------------------------------------------------------------
Use of Proceeds                                                               10
--------------------------------------------------------------------------------
Investment Objective and Policies                                             10
--------------------------------------------------------------------------------
Share Price Data                                                              17
--------------------------------------------------------------------------------
Management of the Fund                                                        17
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       19
--------------------------------------------------------------------------------
Net Asset Value                                                               21
--------------------------------------------------------------------------------
Taxation                                                                      21
--------------------------------------------------------------------------------
Description of Common Stock                                                   23
--------------------------------------------------------------------------------
Stock Purchases and Tenders                                                   24
--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent,
Registrar and Plan Agent                                                      26
--------------------------------------------------------------------------------
Further Information                                                           26
--------------------------------------------------------------------------------
Appendix                                                                     A-1
--------------------------------------------------------------------------------

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus and in the SAI.

THE FUND The Fund is a diversified, closed-end management investment company that invests substantially all of its assets in Municipal Obligations. See "The Fund" and "Investment Objective and Policies."

INVESTMENT OBJECTIVE The Fund's objective is high tax-exempt current income.


INVESTMENTS The Fund ordinarily invests at least 80% of its net assets in Municipal Obligations. The Fund generally invests in intermediate- and long-term Municipal Obligations. Thus, under normal market conditions, the Fund will invest in obligations with remaining maturities at the time of purchase from three to in excess of twenty years. No assurance can be given that the Fund's investment objective will be achieved. See "Investment Objective and Policies."


THE OFFERING The Common Stock is listed for trading on the New York Stock Exchange. ("NYSE") In addition, Smith Barney intends to make a market in the Common Stock. Smith Barney , however, is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney.

LISTING NYSE.

SYMBOL MHF.


INVESTMENT MANAGER AND ADMINISTRATOR Greenwich Street Advisors (the "Investment Manager"), a division of Smith Barney Mutual Funds Management Inc. ("SBMFM") serves as the Fund's investment manager. The Investment Manager provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc., ("Holdings") the parent company of Smith Barney. Holdings is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). SBMFM also acts as administrator of the Fund and in that capacity provides certain administrative services, including overseeing the Fund's non-investment operations and its relations with other service providers and providing executive and other officers to the Fund. The Fund pays the Investment Manager a fee ("Management Fee") for its services provided to the Fund at an annual rate of 0.40 % of the value of the Fund's average daily net assets. The Fund pays SBMFM a fee for administrative services provided to the Fund that is computed daily and paid monthly at the annual rate of 0.20% of the value of the Fund's average daily net assets. The Fund will bear other expenses and

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

costs in connection with its operation in addition to the costs of investment management services. See "Management of the Fund -- Investment Manager and Administrator."

CUSTODIAN, TRANSFER AGENT, DIVIDEND-PAYING AGENT, REGISTRAR AND PLAN AGENT PNC Bank, NA ("PNC Bank") serves as the Fund's custodian. First Data Investor Services Group, Inc. ("First Data") serves as the Fund's transfer agent, dividend-paying agent, registrar and plan agent under the Fund's Dividend Reinvestment Plan. See "Custodian, Transfer Agent and Dividend-Paying Agent, Registrar and Plan Agent."

DIVIDENDS AND DISTRIBUTIONS; DIVIDEND REINVESTMENT PLAN The Fund expects to make monthly distributions of net investment income and to distribute net realized capital gains, if any, annually. All distributions will be reinvested automatically in additional shares through participation in the Fund's Dividend Reinvestment Plan unless a shareholder elects to receive cash. See "Dividends and Distributions; Dividend Reinvestment Plan."

DISCOUNT FROM NET ASSET VALUE OF SHARES The Fund is a closed-end investment company. Shares of closed-end investment companies frequently trade at a discount from net asset value. Whether investors will realize gains or losses upon the sale of Common Stock will not depend upon the Fund's net asset value, but will depend entirely upon whether the market price of the Common Stock at the time of sale is above or below the original purchase price for the shares. Since the market price of the Fund's Common Stock will be determined by such factors as relative demand for and supply of such shares in the market, general market and economic conditions and other factors beyond the control of the Fund, the Fund cannot predict whether the Common Stock will trade at, below or above net asset value. For that reason, shares of the Fund's Common Stock are designed primarily for long-term investors, and investors in the Fund's Common Stock should not view the Fund as a vehicle for trading purposes. See "Investment Objective and Policies--Risk Factors and Special Considerations" and "Share Price Data."


RISK FACTORS AND SPECIAL CONSIDERATIONS The Fund may invest up to 100% of its assets in Municipal Obligations rated as low as Ba by Moody's Investors Service Inc. ("Moody's") or BB by S&P Ratings Group ("S&P") or BB by Fitch Investors Service, Inc. ("Fitch") or in unrated Municipal Obligations deemed to be of comparable quality. These low-rated Municipal Obligations are regarded by Moody's as having speculative elements and by S&P as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal and generally involve greater volatility of price and risk of principal and income than

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


do higher rated securities. In addition, low-rated and unrated securities are frequently subordinated to the prior payment of senior indebtedness and are traded in markets that may be relatively less liquid than the market for higher rated securities. Moreover, because dealers may not maintain daily markets in Municipal Obligations, retail secondary markets for many of these securities may not exist. The Fund anticipates that, if a secondary market for securities it wishes to sell does not exist, the Fund could sell the securities only to institutional investors. As a result, the Fund's ability to sell these securities when the Investment Manager deems it appropriate may be diminished. The Fund is not restricted in its ability to purchase illiquid securities; however, the Fund is subject to the risk that should it desire to sell any of these securities when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected. The Fund may also invest up to 30% of its assets in securities that are not publicly traded. The Fund may be forced to sell these securities at less than fair market value or may not be able to sell them when the Investment Manager believes it desirable to do so. The Fund has the right to invest without limitation in Municipal Obligations that are private activity bonds, the income from which may be taxable as a specific preference item for purposes of the Federal alternative minimum tax. Thus, the Fund may not be a suitable investment for investors who are subject to the alternative minimum tax. See "Investment Objective and Policies" and "Taxation."


     Certain of the investment techniques that the Fund may employ might expose the Fund to certain risks. These investment techniques include purchasing municipal leases, securities on a when-issued basis, stand-by commitments and floating and variable rate demand notes, entering into repurchase agreements, lending portfolio securities and engaging in financial futures and options transactions. See "Investment Objective and Policies--Risk Factors and Special Considerations."

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund and of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices. See "Certain Provisions of the Articles of Incorporation."

STOCK PURCHASES AND TENDERS The Fund's Board of Directors currently contemplates that the Fund may from time to time consider the repurchase of its Common Stock on the open market or make tender offers for the Common Stock. See "Stock Purchases and Tenders."

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Fund Expenses
--------------------------------------------------------------------------------

     The following tables are intended to assist investors in understanding the various costs and expenses associated with investing in the Fund.

================================================================================
Shareholder Transaction Expenses
    Sales Load (as a percentage of offering price) .................  None
    Dividend Reinvestment and Cash Purchase Plan Fees ..............  None
================================================================================

Annual Fund Operating Expenses
    (as a percentage of net assets)(1)
    Investment Advisory and Administration Fees.....................  0.60%
    Other Expenses..................................................  0.17%
================================================================================
TOTAL ANNUAL FUND OPERATING EXPENSES................................  0.77%
===========================================================================

(1) See "Management of the Fund" for additional information.

     HYPOTHETICAL EXAMPLE

     An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

        One Year      Three Years        Five Years         Ten Years
================================================================================
           $8             $25               $43                $95
===========================================================================

     This "Hypothetical Example" assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumptions in the Hypothetical Example of a 5% annual return and reinvestment at net asset value are required by regulations of the Securities and Exchange Commission ("SEC") applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Stock. This Example should not be considered a representation of past or future expenses, and the Fund's actual expenses may be more or less than those shown.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

The following information for the two-year period ended October 31, 1996 has been audited by KPMG Peat Marwick, LLP independent auditors whose report thereon appears in the Fund's annual report dated October 31, 1996. The following information for the fiscal years ended October 31, 1989 through October 31, 1994 has been audited by other independent auditors. This information should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference into the Statement of Additional Information.

               Per Share Operating Performance For a Share of the
             Fund's Common Stock Outstanding Throughout Each Period

=====================================================================================================
                               Year             Year           Year            Year           Year
                              Ended            Ended          Ended           Ended          Ended
                             10/31/96         10/31/95       10/31/94        10/31/93       10/31/92
-----------------------------------------------------------------------------------------------------
Net Asset Value,
Beginning of Period          $   9.51        $   8.98        $   9.72        $   9.49        $   9.42
-----------------------------------------------------------------------------------------------------
Net Investment Income            0.63            0.64            0.65            0.67            0.70
Net Realized and
Unrealized Gains
(Losses) on Investments            --            0.54           (0.72)           0.23            0.06
-----------------------------------------------------------------------------------------------------
Total Income (Loss)
from Operations                  0.63            1.18           (0.07)           0.90            0.76
-----------------------------------------------------------------------------------------------------

Less Distributions
Dividends from net
investment income               (0.61)          (0.65)          (0.65)          (0.67)          (0.69)
Distributions from
capital gains                      --              --           (0.02)              0               0

-----------------------------------------------------------------------------------------------------
Total Distributions             (0.61)          (0.65)          (0.67)          (0.67)          (0.69)
-----------------------------------------------------------------------------------------------------
Net Asset Value,
End of Period                $   9.53        $   9.51        $   8.98        $   9.72        $   9.49
Per Share Market Value,
End of Period                $  9.000        $   9.00        $  8.250        $  9.875        $  9.125
-----------------------------------------------------------------------------------------------------
Total Investment Return         10.22%          14.17%         (10.11%)         17.76%           3.37%
=====================================================================================================
Ratios/Supplemental
Data Net Assets, End
of Period (in 000's)         $187,303        $187,048        $176,379        $188,294        $179,104
=====================================================================================================
Ratios to Average
Net Assets:
Operating Expenses               0.77%           0.84%           0.84%           0.87%           0.87%
Average Net Income               6.65            6.87            6.98            6.89            7.31
Portfolio Turnover Rate            17%             18%             17%             13%             12%
=====================================================================================================

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

               Per Share Operating Performance For a Share of the
             Fund's Common Stock Outstanding Throughout Each Period
================================================================================
                                       Year         Year           Year
                                      Ended        Ended          Ended
                                     10/31/91      10/31/90       10/31/89(1)
--------------------------------------------------------------------------------
Net Asset Value,
Beginning of Period                  $   9.28      $   9.52      $    9.35
--------------------------------------------------------------------------------
Net Investment Income                    0.74          0.75           0.66
Net Realized and
Unrealized Gains
(Losses) on Investments                  0.15         (0.23)          0.15
--------------------------------------------------------------------------------
Total from Investment
Operations                               0.89          0.52           0.81
Less Distributions
Dividends from net
investment income                       (0.75)        (0.76)         (0.64)
Distributions from
capital gains                               0             0              0
Total Distributions                     (0.75)        (0.76)         (0.64)
--------------------------------------------------------------------------------
Net Asset Value,
End of Period                        $   9.42      $   9.28      $    9.52
Per Share Market Value,
End of Period                        $   9.50      $   9.00      $    9.50
--------------------------------------------------------------------------------

Total Investment Return                 17.88%        (1.45%)        (1.72%)#

================================================================================
Ratios/Supplemental
Data Net Assets, End
of Period (in 000's)                 $173,290      $164,531      $ 164,221
================================================================================
Ratios to Average
Net Assets:
Operating Expenses                        .90%          .87%           .86%*(2)
Average Net Income                       7.90%         8.00%          7.54%*
Portfolio Turnover Rate                    22%           11%            16%
================================================================================
(1) For the period from November 28, 1988 (commencement of operations) to October 31, 1989.
(2)  Annualized expense ratio before fees waived by investment adviser was 0.88%
*    Annualized
# Total return is not annualized, as it may not be representative of the total return for the year.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
The Fund
--------------------------------------------------------------------------------

     The Fund is a diversified, closed-end management investment company designed to invest primarily in Municipal Obligations. The Fund, which was incorporated under the laws of the State of Maryland on March 4, 1988, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and has its principal office at 388 Greenwich Street, New York, New York 10013. The Fund's telephone number is (212) 723-9218.

--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------

     Smith Barney intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney . No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------

     The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

--------------------------------------------------------------------------------
Investment Objective and Policies
--------------------------------------------------------------------------------

     The Fund's investment objective is high tax-exempt current income. The Fund's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding shares. To achieve this objective, the Fund seeks to invest substantially all of its assets in a diversified portfolio of long-term Municipal Obligations, the interest from which is, in the opinion of the issuers' counsels, excluded from gross income for regular federal tax purposes. Under normal conditions, at least 80% of the Fund's assets will be invested in Municipal Obligations. The Fund may invest up to 100% of its assets in Municipal Obligations rated as low as Ba by Moody's or BB by S&P or in unrated

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

Municipal Obligations deemed to be of comparable quality. The Fund will not invest in Municipal Obligations that are rated lower than Baa, MIG 1/VMIG 1 or P-2 by Moody's or BB, SP-1 or A-1 by S&P. A description of relevant Moody's, S&P and Fitch ratings is set forth in the Appendix to the SAI. Lower rated bonds are judged to have speculative elements; their future cannot be considered as well assured. Although these bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions. Often, protection of principal payments may be characteristically unreliable over any great length of time. The Fund is not restricted in its ability to purchase securities for which a liquid market does not exist and up to 30% of the Fund's assets may be invested in non-publicly traded securities. No assurance can be given that the Fund's investment objective will be achieved.

     Municipal Obligations are debt securities, the interest from which is, in the opinion of bond counsel to their issuer, excluded from gross income for Federal income tax purposes. Municipal Obligations bear fixed, floating and variable rates of interest. Municipal Obligations include "public purpose" obligations, which generate interest that is exempt from regular federal income tax and, for individual taxpayers, is not subject to the alternative minimum tax ("AMT"), and qualified "private activity" obligations, which generate interest that is exempt from regular federal income tax but that, if obligations were issued after August 7, 1986, is subject to the AMT. Variations exist in the security of Municipal Obligations, both within a particular classification and between classifications. The types of Municipal Obligations in which the Fund may invest are described in an Appendix to this Prospectus.

     The yields on and values of Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.

     Certain Municipal Obligations held by the Fund may permit the issuer to call or redeem the obligations, in whole or in part, at its option. If an issuer were to redeem Municipal Obligations held by the Fund during a time of declining interest rates, the Fund might realize capital gains or losses at a time that it would not otherwise do so, and the Fund might not be able to reinvest the proceeds of the redemption in Municipal Obligations providing as high a level of income as the obligations that were redeemed.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

     Opinions relating to the validity of Municipal Obligations and to the exemption of interest thereon from regular federal income tax (and also, when applicable, from the AMT) are rendered by bond counsel to the issuer at the time of issuance. Neither the Fund nor the Investment Manager will review the proceedings relating to the issuance of Municipal Obligations or the bases for such opinions. Issuers of Municipal Obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as the Federal Bankruptcy Reform Act of 1978, affecting the rights and remedies of creditors.

     In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

     Under normal conditions, the Fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments"). When the Investment Manager believes that long-term Municipal Obligations consistent with the Fund's investment objective are unavailable, the Fund may take a temporary defensive posture and invest without limitation in short-term Municipal Obligations and Taxable Investments. To the extent the Fund holds Taxable Investments and, under certain market conditions, short-term Municipal Obligations, the Fund will not be fully achieving its investment objective.

     INVESTMENT TECHNIQUES

     The Fund may employ, among others, the investment techniques described below, which may give rise to taxable income.

     When-Issued Securities. New issues of Municipal Obligations usually are offered on a when-issued basis, which means that delivery and payment for the Municipal Obligations normally take place within 45 days after the date of the commitment to purchase. The payment obligation and the interest rate that will be received on the Municipal Obligations are fixed at the time the buyer enters into the commitment. The Fund will make commitments to purchase when-issued Municipal Obligations only with the intention of acquiring the securities, but may sell these securities before the settlement date, if the Investment Manager deems it advisable. Any gain realized on the sale would be taxable.

     Stand-By Commitments. The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment,

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

a dealer is obligated to repurchase at the Fund's option specified securities at a specified price and, in this way, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes.

     Financial Futures and Options Transactions. To protect against a decline in the value of Municipal Obligations it owns or an increase in the price of Municipal Obligations it proposes to purchase in the future, the Fund may engage in financial futures and options transactions. The futures contracts or options on futures contracts that may be entered into by the Fund will be restricted to those that are either based on an index of long-term Municipal Obligations or relate to debt securities the prices of which are anticipated by the Investment Manager to correlate with the prices of the Municipal Obligations owned or to be purchased by the Fund. Regulations by the Commodities Futures Trading Commission (the "CFTC") applicable to the Fund require that its transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the Fund's net asset value, after taking into account unrealized profits and unrealized losses on any such contracts.

     An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specific debt security at a specified price, date, time and place. The Fund may enter into interest rate futures contracts in order to protect against the adverse effect of changing interest rates on its portfolio securities or those to be purchased by the Fund.

     The Fund may purchase and sell call and put options on interest rate futures contracts that are traded on a United States exchange or board of trade. Unlike the direct investment in a futures contract, an option on an interest rate futures contract gives the purchaser the right, in return for the premium paid, to assume a position in an interest rate futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

be reflected in the net asset value of the Fund. The Fund may purchase options on interest rate futures contracts to hedge its portfolio securities against the risk of adverse changes in interest rates. The Fund will sell options on interest rate futures contracts as part of closing purchase transactions to terminate its options positions.

     The Fund anticipates utilizing municipal bond index futures to protect against changes in the market value of the Municipal Obligations in its portfolio or that it intends to acquire. Municipal bond index futures contracts are based on an index of long-term Municipal Obligations. The index assigns relative values to the Municipal Obligations included in the index, and fluctuates with changes in the market value of the Municipal Obligations. The contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash based upon the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. The acquisition or sale of a municipal bond index futures contract enables the Fund to protect its assets from fluctuations in the value of tax-exempt securities without actually buying or selling the securities. The Fund may purchase and sell put and call options on municipal bond indexes and municipal bond index futures and enter into closing transactions with respect to those options.

     Lending Portfolio Securities. The Fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager unless the Fund applies for and receives specific authority to do so from the SEC. Loans of the Fund's securities, if and when made, may not exceed 33 1/3% of the Fund's assets taken at value. The Fund's loans of securities will be collateralized by cash, letters of credit or U.S. Government securities that will be maintained at all times in a segregated account with the Fund's custodian in an amount at least equal to 100% of the current market value of the loaned securities.

     Repurchase Agreements. The Fund may enter into repurchase agreement transactions with member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution

Municipal High Income Fund Inc.
--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

     RISK FACTORS AND SPECIAL CONSIDERATIONS

     Even though interest-bearing securities, like Municipal Obligations, are investments that promise a stable stream of income, their prices are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of Municipal Obligations with longer remaining maturities typically fluctuate more than those of similarly rated Municipal Obligations with shorter remaining maturities. The values of fixed income securities also may be affected by changes in the credit rating or financial condition of the issuing entities.

     Although they may offer higher current yields than do higher rated securities, low-rated and unrated securities generally involve greater volatility of price and risk of principal and income, including the possibility of default by, or bankruptcy of, the issuers of the securities; the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

     Municipal leases in which the Fund may invest have special risks not normally associated with Municipal Obligations. These obligations frequently contain "non-appropriation" clauses that provide that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for that purpose by the legislative body on a yearly or other periodic basis. Moreover, although a municipal lease will be secured by financed equipment, the disposition of the equipment in the event of foreclosure might prove difficult.

     The sale of securities that are not traded publicly is typically restricted under the Federal securities laws. As a result, the Fund may be forced to sell these securities at less than fair market value or may not be able to sell them when the Investment Manager believes it desirable to do so.

     The Fund's investments in illiquid securities are subject to the risk that should the Fund desire to sell any of these securities when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

     The purchase of securities on a when-issued or delayed-delivery basis involves the risk that, as a result of an increase in yields available in the market-place, the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction.

     The risks associated with lending portfolio securities, as with other extensions of

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

credit, consist of possible loss of rights in the collateral should the borrower fail financially.

     There are several risks in connection with the use of futures contracts and options on futures contracts as a hedging device. A decision of whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates. There can be no assurance that there will be a correlation between price movements in the securities underlying the futures or options thereon, on the one hand, and price movements in the Fund's portfolio securities which are the subject of the hedge, on the other hand. In addition, the Fund's transactions in futures contracts or put or call options on them will be based upon predictions as to anticipated interest rate trends, which could prove to be inaccurate. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option. Positions in futures contracts and options on futures contracts may be closed out only on the exchange or board of trade on which they were entered into, and there can be no assurance that an active market will exist or be maintained or that closing transactions can be effected. Losses incurred in hedging transactions and the costs of these transactions will affect the Fund's performance.

     INVESTMENT RESTRICTIONS

     The Fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities" for this purpose means the lesser of (a) 67% or more of the shares of the Fund's Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (b) more than 50% of the outstanding shares. Among the investment restrictions applicable to the Fund is that the Fund is prohibited from borrowing money, except for temporary or emergency purposes, or for clearance of transactions, in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in this Prospectus--when the Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments. In addition, the Fund will not invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of Municipal Obligations and U.S. Government securities. For purposes of this restriction, industrial development bonds, with respect to which the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry." For a complete listing of the investment restrictions applicable to the Fund, see "Investment Restrictions" in the SAI.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------

     The Fund's Common Stock is listed on the NYSE under the symbol "MHF." Smith Barney also intends to make a market in the Common Stock.

     The following table sets forth the high and low sales prices for the Fund's Common Stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period for the two most recent fiscal years.

                Quarterly High Price              Quarterly Low Price
                --------------------              -------------------
                                Premium                            Premium
            Net Asset  NYSE    (Discount)    Net Asset  NYSE      (Discount)
              Value    Price     to NAV        Value    Price       to NAV
================================================================================
1/31/95         9.04   8.750     (3.21%)        8.71     7.750     (11.02%)
4/30/95         9.34   9.000     (3.64%)        9.12     8.500      (6.80%)
7/31/95         9.49   9.125     (3.85%)        9.33     8.625      (7.56%)
10/31/95        9.55   9.125     (4.45%)        9.35     8.750      (6.42%)
1/31/96         9.63   9.000     (6.54%)        9.52     8.375     (12.03%)
4/31/96         9.64   9.000     (6.64%)        9.36     8.625      (7.85%)
7/31/96         9.42   9.000     (4.46%)        9.31     8.500      (8.70%)
10/31/96        9.54   9.000     (5.66%)        9.40     8.750      (6.92%)
===========================================================================

     As of December 27, 1996, the price per share of Common Stock as quoted on the NYSE was $9.250, representing a 3.44% discount from the Common Stock's net asset value calculated on that day.

     Since the Fund's commencement of operations, the Fund's Common Stock have traded in the market at prices that were at times above, but generally were below, net asset value.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

     BOARD OF DIRECTORS

     Overall responsibility for management and supervision of the Fund rests with the Fund's Board of Directors. The Directors approve all significant agreements between the Fund and the companies that furnish services to the Fund, including agreements with the Fund's investment adviser, administrator, custodian and transfer agent. The day-to-day operations of the Fund are delegated to SBMFM. The SAI contains background information regarding each Director and executive officer of the Fund.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------

     INVESTMENT MANAGER AND ADMINISTRATOR

     SBMFM, through its Greenwich Street Advisors division, located at 388 Greenwich Street , New York, New York 10013, serves as the Fund's investment manager. SBMFM, through its predecessors, has been in the investment counseling business since 1934 and is a registered investment adviser. SBMFM renders investment advice to a wide variety of individual, institutional and investment company clients that, as of September 30, 1996, had aggregate assets under management in excess of $77 billion.

     Subject to the supervision and direction of the Fund's Board of Directors, The Investment Manager manages the Fund's portfolio in accordance with the Fund's investment objective and policies, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the Fund. For its services, the Investment Manager is paid a fee computed and paid monthly at an annual rate of 0.40% of the value of the Fund's average daily net assets. In addition, SBMFM serves as the Fund's administrator and is paid a fee by the Fund that is computed daily and paid monthly at a rate of 0.20% of the value of its average daily net assets.

     Transactions on behalf of the Fund are allocated to various dealers by the Investment Manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Investment Manager to supplement its own research and analysis with the views and information of other securities firms. The Fund may utilize Smith Barney or a Smith Barney affiliated broker in connection with a purchase or sale of securities when the Investment Manager believes that the broker's charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Smith Barney as a broker in connection with entering into options and futures contracts. The Fund paid no brokerage commissions in the last fiscal year.

     PORTFOLIO MANAGEMENT

     Lawrence T. McDermott, a Vice President and Investment Officer of the Fund, is primarily responsible for the management of the Fund's assets. Mr. McDermott has served the Fund in this capacity since the Fund commenced operations in 1988 and manages the day-to-day operations of the Fund, including making all investment decisions. Mr. McDermott is a Senior Vice President and Managing Director of Greenwich Street Advisors and is the senior asset manager for a number of investment companies and other accounts investing in tax-exempt securities. Prior to August 1993, Mr. McDermott was a Managing Director of Shearson Lehman Advisors.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------

     The Fund's policy, which may be changed by the Fund's Board of Directors, is to make monthly distributions of substantially all its net investment income (i.e., income other than market discount net realized capital gains) to the holders of the Fund's Common Stock. Net income of the Fund consists of all interest income accrued on portfolio assets less all expenses of the Fund. Expenses of the Fund are accrued each day. Net realized capital gains, if any, will be distributed to the shareholders at least once a year.

     Under the Fund's Dividend Reinvestment Plan (the "Plan") a shareholder whose Common Stock is registered in his own name will have all distributions reinvested automatically by First Data as agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (i.e., in "street name") will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered in street name should consult their broker-dealers for details. All distributions to investors who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data, as dividend-paying agent.

     If the Fund declares a dividend or capital gains distribution payable either in shares of Common Stock or in cash, non-participants in the Plan will receive cash, and Plan participants will receive the equivalent in shares of Common Stock valued in the manner described below. Whenever market price is equal to or exceeds 98% of net asset value at the time shares are valued for the purpose of determining the number of shares equivalent to the cash dividend or capital gains distribution, participants will be issued shares of Common Stock valued at the greater of (1) 98% of the net asset value most recently determined as provided under "Net Asset Value" or (2) 95% of the then current market price of the Fund's Common Stock. To the extent the Fund issues shares to participants in the Plan at a discount to net asset value, the remaining shareholders' interests in the Fund's net assets will be proportionately diluted.

     If the net asset value of the Common Stock at the time of valuation exceeds the market price of Common Stock, or if the Fund declares a dividend or capital gains distribution payable only in cash, First Data will buy Common Stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the Common Stock, First Data will attempt to terminate purchases in the open market and cause the Fund to issue the remaining dividend or distribution in shares at net asset value per share. In this case, the number of shares of Common Stock received by a Plan participant will be based

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

on the weighted average of prices paid for shares purchased in the open market and the price at which the Fund issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the Fund to issue the remaining shares, the average per share price paid by First Data may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares of Common Stock than if the dividend or capital gains distribution had been paid in Common Stock issued by the Fund. First Data will apply all cash received as a dividend or capital gains distribution to purchase Common Stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event later than 30 days after such date, except when necessary to comply with applicable provisions of the Federal securities laws.

     First Data maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data in uncertificated form in the name of the Plan participant, and each shareholder's proxy will include those shares purchased pursuant to the Plan.

     Plan participants are subject to no charge for reinvesting dividends and capital gains distributions. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. There will be no brokerage charges with respect to shares of Common Stock issued directly by the Fund as a result of dividends or capital gains distributions payable either in stock or in cash. Each Plan participant will, however, bear a pro-rata share of brokerage commissions incurred with respect to First Data's open market purchases in connection with the reinvestment of dividends or capital gains distributions.

     Experience under the Plan may indicate that changes to it are desirable. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 90 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data or the Fund on at least 90 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, Inc., P.O. Box 1376, Boston, Massachusetts 02104.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------

     The Fund's net asset value will be calculated as of the close of regular trading on the NYSE, currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the Fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of Common Stock outstanding. Investments in U.S. Government securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the Board of Directors.

     The valuation of the Fund's assets is made by the Investment Manager after consultation with an independent pricing service (the "Service") approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available (which may constitute a majority of the Fund's portfolio securities), are carried at fair value as determined by the Service. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Fund to do so.

--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

     The following is a summary of the material Federal tax considerations affecting the Fund and its Common Stockholders; see the SAI for a further discussion. In addition to the considerations described below and in the SAI, which are applicable to any investment in the Fund, there may be other Federal, state, local or foreign tax considerations applicable to particular investors. Prospective stockholders are therefore urged to consult their tax advisers with respect to the tax consequences to them of an investment in the Fund.

     The Fund has qualified, and intends to continue to qualify each taxable year, as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code. In each taxable year that the Fund so qualifies, the Fund will be relieved of Federal income tax on that part of its investment company taxable income (consisting generally of taxable net investment income, net short-term capital gain and net realized gains from certain hedging transactions) and long-term capital gain that is distributed to its stockholders.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

     Distributions that the Fund designates as "exempt-interest dividends" generally may be excluded from gross income by its stockholders for Federal income tax purposes; those distributions may, however, be taxable for state and local tax purposes. In order to pay exempt-interest dividends, the Fund must (and intends to) satisfy the requirement that, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of obligations the interest on which is tax-exempt.

     Interest on indebtedness incurred by a stockholder to purchase or carry Fund shares is not deductible to the extent that interest relates to exempt-interest dividends received from the Fund. If the Fund invests in certain private activity bonds ("PABs"), the portion of the Fund's exempt-interest dividends that is attributable to the interest it earns thereon and that is specified in an annual notice from the Fund must be included by its stockholders in calculating their liability for the AMT. Corporate stockholders, however, must include all of their exempt-interest dividends in calculating their adjusted current earnings for purposes of the AMT.

     Entities or persons who are "substantial users" (or persons related to "substantial users") of facilities financed by industrial development bonds ("IDBs") or PABs should consult their tax advisers before purchasing the Common Stock because, for users of certain of these facilities, the interest on such bonds is not exempt from Federal income tax. For these purposes, the term "substantial user" is defined generally to include a "non-exempt person" who regularly uses in trade or business a part of a facility financed from the proceeds of IDBs or PABs.

     The Fund will notify its stockholders following the end of each calendar year of the amounts of exempt-interest dividends, taxable dividends and capital gain distributions paid (or deemed paid) that year and of any portion thereof that is subject to the AMT for individuals.

     Upon a sale or exchange of shares of Common Stock, a Common Stockholder will realize a taxable gain or loss equal to the difference between his adjusted basis for the shares and the amount realized. Any such gain or loss will be treated as a capital gain or loss if the shares are capital assets in the stockholder's hands and will be a long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange of shares of Common Stock that were held for six months or less will be disallowed to the extent of any exempt-interest dividends received on those shares and (to the extent not so disallowed) will be treated as a long-term, rather than as a short-term, capital loss to the extent of any capital gain distributions received thereon. A loss realized on a sale or exchange of shares of Common Stock also will be disallowed to the extent those shares are replaced by other shares of Common Stock within a period of 61 days beginning 30

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

days before and ending 30 days after the date of disposition of the shares (which could occur, for example, as the result of participation in the Plan). In that event, the basis of the replacement shares will be adjusted to reflect the disallowed loss.

   Investors also should be aware that if shares of the Common Stock are purchased shortly before the record date for any distribution, the investor will pay full price for the shares and could receive some portion of the price back as an exempt-interest dividend, a taxable dividend or capital gain distribution.

   The Fund is required to withhold 31% of all taxable dividends, capital gain distributions and repurchase proceeds payable to any individuals and certain other non-corporate stockholders who do not provide the Fund with a correct taxpayer identification number. Withholding from taxable dividends and capital gain distributions also is required for stockholders who otherwise are subject to backup withholding.

--------------------------------------------------------------------------------
Description of Common Stock
--------------------------------------------------------------------------------

                                                                Amount
                                                              Outstanding
                                                          Exclusive of Shares
                                        Amount Held       Held by Fund for its
                       Amount         by Fund for its         Own Account
 Title of Class      Authorized         Own Account      as of December 18, 1996
================================================================================
     Common         500,000,000              0                 19,659,883
      Stock           Shares
===========================================================================

     No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock are equal as to earnings, assets, dividends and voting privileges and, when issued, will be fully paid and non-assessable. Shares of Common Stock are subject to no conversion, preemptive or other subscription rights. In the event of liquidation, each share of Common Stock is entitled to its proportion of the Fund's assets after debts and expenses. Shareholders are entitled to one vote per share and do not have cumulative voting rights. A majority of the votes cast at any meeting of shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the Fund's Articles of Incorporation as described under "Certain Provisions of the Articles of Incorporation."

     Under the rules of the NYSE applicable to listed companies, the Fund will be required to hold an annual meeting of shareholders in each year. If the Fund's shares

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Description of Common Stock (continued)
--------------------------------------------------------------------------------

are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Fund may decide not to hold annual meetings of shareholders. See "Stock Purchases and Tenders."

     The Fund has no current intention of offering additional shares, except that additional shares may be issued under the Plan. See "Dividends and Distributions; Dividend Reinvestment Plan." Other offerings of shares, if made, will require approval of the Fund's Board of Directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of a majority of the Fund's outstanding shares.

--------------------------------------------------------------------------------
Stock Purchases and Tenders
--------------------------------------------------------------------------------


     Although shares of closed-end investment companies sometimes trade at a premium over net asset value, they frequently trade at a discount, and the Fund cannot predict whether its shares will trade above, at, or below net asset value. The Fund believes that, if its shares trade at a discount to net asset value, the share price will not adequately reflect the value of the Fund to investors and that investors' financial interests will be furthered if the price of the Fund's shares more closely reflects its net asset value. For these reasons, the Board of Directors currently intends to consider from time to time the repurchase of shares of its Common Stock on the open market or the making of tender offers for Common Stock.


     The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then current net asset value per share on terms that the Fund's Board believes represent a favorable investment opportunity. In addition, the Board of Directors currently intends to consider, at least once a year, making an offer to each shareholder of record to purchase at net asset value shares of Common Stock owned by the shareholder.

     Before authorizing any repurchase of Common Stock or offer to the Fund's shareholders, the Board would consider all relevant factors, including the market price of the shares of Common Stock, their net asset value per share, the liquidity of the Fund's portfolio, the effect an offer or repurchase might have on the Fund or its shareholders and relevant market conditions. Any offer would be made in accordance with the requirements of the 1940 Act and the Securities Exchange Act of 1934, as amended. Although the matter will be subject to Board review at the time, it is not expected that a tender offer would be made if the anticipated benefit to shareholders

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Stock Purchases and Tenders (continued)
--------------------------------------------------------------------------------

and the Fund would not be commensurate with the anticipated cost to the Fund or if the number of shares expected to be tendered would not be material.

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. The Board of Directors is divided into three classes, each having a term of three years. At the annual meeting of shareholders in each year, the term of one class expires. This provision could delay for up to two years the replacement of a majority of the Board of Directors. The Articles of Incorporation specify the maximum number of Directors. A Director may be removed from office or the maximum number of Directors increased only by vote of the holders of at least 75% of the shares of the Fund entitled to be voted on the matter.

     The Articles of Incorporation require the favorable vote of the holders of at least 75% of the shares of the Fund then entitled to be voted to approve, adopt or authorize the following:

     (i) a merger or consolidation or statutory share exchange of the Fund with or into another corporation;

     (ii) a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities); or

     (iii) a liquidation of the Fund;


unless the action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the Fund's By-Laws, in which case the affirmative vote of a majority of the outstanding shares is required. Conversion of the Fund to an open-end investment company would require an amendment to the Articles of Incorporation.
Such an amendment would require the affirmative vote of the holders of a majority of the shares of a majority of the shares entitled to vote on the matter.
Such a vote
also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. At any time, the amendment would have to be declared advisable by the Board of Directors prior to its submission to shareholders. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charges that might be in effect at the time of a redemption.


     The Board of Directors has determined that the 75% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act and can only be changed by a similar 75% vote, are in the best

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Stock Purchases and Tenders (continued)
--------------------------------------------------------------------------------

interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the SEC for the full text of these provisions.

--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent
--------------------------------------------------------------------------------


     PNC Bank located at 17th and Chestnut Street, Philadelphia, Pennsylvania 19103 acts as custodian of the Fund's investments. First Data, One Exchange Place, Boston, Massachusetts 02109, acts as the Fund's transfer agent, dividend paying agent, registrar and as agent under the Plan.


     INDEPENDENT AUDITORS

     The audited financial statements have been incorporated by reference in the SAI in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, and upon the reliance of said firm as experts in accounting and auditing,

--------------------------------------------------------------------------------
Further Information
--------------------------------------------------------------------------------

     Further information concerning the Common Stock and the Fund may be found in the Registration Statement, of which this Prospectus and the SAI constitute a part, on file with the SEC.

     No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund or the Fund's investment adviser. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date hereof. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Appendix
--------------------------------------------------------------------------------

     TYPES OF MUNICIPAL OBLIGATIONS

The Fund may invest in the following types of Municipal Obligations and in such other types of Municipal Obligations as become available on the market from time to time.

     MUNICIPAL BONDS

     Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied "moral obligation" of a related government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

     INDUSTRIAL DEVELOPMENT AND PRIVATE ACTIVITY BONDS

     Industrial development bonds ("IDBs") and private activity bonds ("PABs") are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.

     MUNICIPAL LEASE OBLIGATIONS

     Municipal lease obligations are Municipal Obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain Municipal Obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Appendix (continued)
--------------------------------------------------------------------------------

covering the leased property, the maintenance by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

     The liquidity of municipal lease obligations varies. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the Fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might prove difficult. The Fund will not invest more than 10% of its assets in such "non-appropriation" municipal lease obligations. There is no limitation on the Fund's ability to invest in other municipal lease obligations.

     ZERO COUPON OBLIGATIONS

     The Fund may invest up to 25% of its total assets in zero coupon Municipal Obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of Municipal Obligations from which the interest components have been stripped and sold separately by the holders of the underlying Municipal Obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturities that make current distributions of interest. While zero coupon Municipal Obligations will not contribute to the cash available to the Fund for purposes of paying dividends to stockholders, Greenwich Street Advisors believes that limited investments in such securities may facilitate the Fund's ability to preserve capital while generating tax-free income through the accrual of original issue discount. Zero coupon Municipal Obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors.

     FLOATING RATE OBLIGATIONS

     The Fund also may purchase floating and variable rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Appendix (continued)
--------------------------------------------------------------------------------

the demand feature of such notes and bonds generally are secured by bank letters of credit or other credit support arrangements. There frequently will be no secondary market for variable and floating rate obligations held by the Fund, although the Fund may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

     PARTICIPATION INTERESTS

     The Fund may invest in participation interests in municipal bonds, including IDBs, PABs and floating and variable rate securities. A participation interest gives the Fund an undivided interest in a municipal bond owned by a bank. The Fund has the right to sell the instrument back to the bank. Such right is generally backed by the bank's irrevocable letter of credit or guarantee and permits the Fund to draw on the letter of credit on demand, after specified notice, for all or any part of the principal amount of the Fund's participation interest plus accrued interest. Generally, the Fund intends to exercise due demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the Fund's portfolio in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. Greenwich Street Advisors will monitor the pricing, quality and liquidity of the participation interests held by the Fund, and the credit standing of banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.

     CUSTODIAL RECEIPTS

     The Fund may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain Municipal Obligations. The underwriter of these certificates or receipts typically purchases Municipal Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon Municipal Obligations described herein. Although under the terms of a custodial receipt the Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank those rights that

Municipal High Income Fund Inc.

--------------------------------------------------------------------------------
Appendix (continued)
--------------------------------------------------------------------------------

may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

SMITH BARNEY
                                               ------------

                                               A Member of TravelersGroup [Logo]

                                               Municipal
                                               High Income
                                               Fund Inc.

                                               Common Stock

                                               388 Greenwich Street
                                               New York, New York 10013

                                               FD

Municipal High Income Fund Inc.

388 Greenwich Street
New York, New York  10013
(212) 723-9218

	January  15, 1997

Municipal High Income Fund Inc. (the "Fund") is a diversified, closed-end management investment company. The Fund's investment objective is to achieve high tax-exempt current income by investing primarily in a variety of obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multi-state agencies or authorities ("Municipal Obligations"). No assurance can be given that the Fund will be able to achieve its investment objective.
   The Greenwich Street Advisors Division of Smith Barney Mutual Funds Management Inc. (the "Investment Manager") serves as investment manager of the Fund. This Statement of Additional Information ("SAI") is not a prospectus and should be read only in conjunction with the Fund's Prospectus, dated January 15, 1997 (the "Prospectus"). A copy of the Prospectus may be obtained by calling any Smith Barney Financial Consultant or by writing or calling the Fund at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the Prospectus in its entirety.
No person has been authorized to give any information or to make any representations not contained in the Prospectus or this Statement of Additional Information and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund or the Fund's investment adviser. The Prospectus and this Statement of Additional Information does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock. The Prospectus and this Statement of Additional Information do not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date hereof. If any material change occurs while the Prospectus is required by law to be delivered, however, the Prospectus or this Statement of Additional Information will be supplemented or amended accordingly.
CONTENTS


Investment Objective and Policies
(see in the Prospectus "Appendix")
	2
Directors and Officers (see in the
Prospectus "Management of the
Fund")		10
Portfolio Transactions and Turnover
	13
Valuation of Shares (see in the
Prospectus
"Net Asset Value")		14


Stock Purchases and Tenders (see in
the
Prospectus "Stock Purchases and
Tenders" and "Description of
Common
Stock")		14
Taxes (see in the Prospectus
"Taxation")		15
Additional Information		18
Financial Statements		18
Appendix		A-1



INVESTMENT OBJECTIVE AND POLICIES
General
The Fund's investment objective is high tax-exempt current income. The Fund's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding shares. No assurance can be given that the Fund's investment objective will be achieved.
As described in the Prospectus, the Fund will seek to invest substantially all of its assets in Municipal Obligations and, under normal conditions, at least 80% of the Fund's assets will be invested in Municipal Obligations. In determining whether the Fund should invest in particular Municipal Obligations, the Investment Manager will consider factors such as: the price, coupon and yield to maturity; the Investment Manager's assessment of the credit quality of the issuer; the issuer's available cash flow and the related coverage ratios; the property, if any, securing the obligation; and the terms of the Municipal Obligations, including the subordination, default, sinking fund and early redemption provisions, if any. The Investment Manager will also review, in considering particular securities for investment by the Fund, the ratings, if any, assigned to the securities by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Fitch Investors Service, Inc. ("Fitch") or other recognized rating agencies. The ratings of Moody's, S&P, Fitch and other agencies represent their opinions as to the quality of the Municipal Obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality. The Investment Manager's judgment as to credit quality of a Municipal Obligation may, thus, differ from that suggested by the ratings published by a rating service. A description of relevant Moody's, S&P's and Fitch's ratings is set forth below in the Appendix to this SAI.
   The Fund will not invest in Municipal Obligations that are rated lower than Ba, MIG 1/VMIG 1 or P-2 by Moody's or BB, SP-1 or A-1 by S&P or BB by Fitch Investors Service, Inc. Additional information about these ratings is included in the Appendix to this SAI. The Fund will invest in unrated Municipal Obligations that, in the judgment of the Investment Manager, are of comparable quality to rated securities in which the Fund may invest. The Fund is subject to no limit on the amount of assets that it may invest in Municipal Obligations rated Ba by Moody's or BB by S&P or in unrated Municipal Obligations that are of comparable quality. Municipal Obligations rated Ba by Moody's are regarded as having speculative elements while Municipal Obligations rated BB by S&P are regarded as having predominantly speculative characteristics with respect of capacity to pay interest and repay principal. Special risks associated with these low-rated and unrated securities are described below under "Risk Factors and Special Considerations."
The Fund will generally invest in long-term Municipal Obligations. Thus, under normal market conditions, the weighted average maturity of the Fund's portfolio is expected to exceed ten years. The Fund may invest without limit in Municipal Obligations that are repayable out of revenue streams generated from economically related projects or facilities. Sizeable investments in those obligations could involve an increased risk to the Fund should any of the related projects or facilities experience financial difficulties.
The Fund is not restricted in its ability to purchase securities as to which a liquid trading market does not exist. These illiquid securities may include securities for which market quotations are not readily available, certain municipal leases, time deposits and repurchase agreements maturing in more than seven days, options traded in the over-the-counter market and securities used to cover these options. Special risks associated with investing in illiquid securities are described below under "Risk Factors and Special Considerations."
The Fund may invest up to 30% of its assets in non-publicly traded Municipal Obligations. The Investment Manager believes that these securities, which may be considered speculative, often provide attractive high yields. Investment in non-publicly traded securities involves certain risks, which are described below under "Risk Factors and Special Considerations."
The Fund may invest without limit in Municipal Obligations that are tax-exempt private "activity bonds," as defined in the Internal Revenue Code of 1986 (the "Code"), which are in most cases revenue bonds and generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance nongovernmental activities is a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a Federal alternative minimum tax to the extent the Fund's dividends are derived from interest on these bonds. Dividends derived from interest income on Municipal Obligations are a "book income" adjustment item for purposes of the Federal corporate alternative minimum tax. See "Taxes." Private activity bonds held by the Fund will be included in the term "Municipal Obligations" for purposes of determining compliance with the 80% limitation described above.
Among the Municipal Obligations in which the Fund may invest are municipal leases and zero coupon securities. Municipal leases, which are generally participations in intermediate- and short-term obligations issued by municipalities consisting of leases or installment purchase contracts for property or equipment, are subject to special risks described below under "Risk Factors and Special Considerations."
The Fund may invest up to 25% of its assets in zero coupon Municipal Obligations. A zero coupon Municipal Obligation is an obligation that does not pay interest currently for its entire life (a "Pure Zero Coupon Municipal Obligation") or for some initial period, following which interest is paid currently (a "Zero/Fixed Interest Municipal Obligation"). In the case of a Pure Zero Coupon Municipal Obligation, the failure to pay interest currently may result from the obligation's having no stated interest rate, in which case the Municipal Obligation pays only principal at maturity and is sold at a discount. The value to the investor of a zero coupon Municipal Obligation consists of the economic accretion either of the difference between the purchase price and the nominal principal amount (if no interest is stated to accrue) or of accrued, unpaid interest during the Municipal Obligations' life or payment deferral period.
The Fund may purchase floating and variable rate demand notes, which are tax-exempt obligations normally having a stated maturity in excess of one year, but which permit the holder to demand payment of principal at any time, or at specified intervals. The issuer of these notes normally has a corresponding right, after a given period, to prepay at its discretion the outstanding principal amount of the notes plus accrued interest upon a specified number of days' notice to the noteholders. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time the rate is adjusted. The interest rate on a variable rate demand note is adjusted automatically at specified intervals. Frequently, floating and variable rate obligations are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support arrangements will not adversely affect the tax-exempt status of these obligations. Because they are direct lending arrangements between the lender and borrower, floating and variable rate notes will generally not be traded. In addition, no secondary market generally exists for these notes, although they are putable at face value. For these reasons, when floating and variable rate notes held by the Fund are not secured by letters of credit or other credit support arrangements, the Fund's right to demand payment is dependent on the ability of the borrower to pay principal and interest on demand. The Investment Manager, on behalf of the Fund, will consider the creditworthiness of the issuers of floating and variable rate demand notes in the Fund's portfolio on an ongoing basis.
The Fund may purchase from financial institutions tax-exempt participation interests in Municipal Obligations (such as private activity bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total amount of the Municipal Obligation. These instruments may have floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board of Directors has determined meets certain quality standards or the payment obligation otherwise will be collateralized by obligations of the United States government and its agencies and instrumentalities ("Government Securities"). For certain participation interests, the Fund will have the right to demand payment, on a specified number of days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. The Fund intends to exercise its right with respect to these instruments to demand payment only upon a default under the terms of the Municipal Obligation or to maintain or improve the quality of the investment portfolio.
Taxable Investments
Under normal conditions, the Fund may hold up to 20% of its assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments"). When the Investment Manager believes that long-term Municipal Obligations consistent with the Fund's investment objective are unavailable, the Fund may take a temporary defensive posture and invest without limitation in short-term Municipal Obligations and Taxable Investments. To the extent the Fund holds Taxable Investments and, under certain market conditions, short-term Municipal Obligations, the Fund will not be fully achieving its investment objective.
Money market instruments in which the Fund may invest include: Government Securities; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic or foreign banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than A-1 by S&P or P-2 by Moody's or the equivalent from another major rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements.
The Fund will invest in an obligation of a foreign bank or foreign branch of a United States bank only if the Investment Manager determines that the obligation presents minimal credit risks. Obligations of foreign banks or foreign branches of United States banks in which the Fund will invest may be traded in the United States or outside the United States, but denominated in United States Dollars. These obligations entail risks that are different from those of investments in obligations of United States banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding or other taxes on income. Foreign branches of domestic banks are not necessarily subject to the same or similar regulatory requirements that apply to domestic banks, such as mandatory reserve requirements, loan limitations, and accounting, auditing and financial record-keeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank than about a domestic bank.
Government Securities in which the Fund may invest include direct obligations of the United States Treasury and obligations issued by United States government agencies and instrumentalities. Included among direct obligations of the United States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ principally in terms of their maturities. Included among the securities issued by those agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the United States Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).
The Fund may enter into repurchase agreement transactions with member banks of the Federal Reserve System or with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.
Investment Techniques
The Fund may employ, among others, the investment techniques described below, which may give rise to taxable income.
When-Issued Securities.   New issues of Municipal Obligations usually are
offered on a when-issued basis, which means that delivery and payment for the Municipal Obligations normally take place within 45 days after the date of the commitment to purchase. The payment obligation and the interest rate that will be received on the Municipal Obligations are fixed at the time the buyer enters into the commitment. The Fund will make commitments to purchase when-issued Municipal Obligations only with the intention of acquiring the securities, but may sell these securities before the settlement date, if the Investment Manager deems it advisable. Any gain realized on the sale would be taxable.
Stand-By Commitments.   The Fund may acquire "stand-by commitments" with
respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, a dealer is obligated to repurchase at the Fund's option specified securities at a specified price and, in this way, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund anticipates that stand-by commitments will be available from brokers, dealers and banks without the payment of any direct or indirect consideration. The Fund may pay for stand-by commitments if payment were deemed necessary, thus, increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing the security's yield to investors.
Financial Futures and Options Transactions.   To protect against a decline in
the value of Municipal Obligations it owns or an increase in the price of Municipal Obligations it proposes to purchase in the future, the Fund may engage in financial futures and options transactions. The futures contracts or options on futures contracts that may be entered into by the Fund will be restricted to those that are either based on an index of long-term Municipal Obligations or relate to debt securities the prices of which are anticipated by the Investment Manager to correlate with the prices of the Municipal Obligations owned or to be purchased by the Fund.
In entering into a futures contract, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 5% of the contract amount. This amount is subject to change by the exchange or board of trade on which the contract is traded and members of the exchange or board of trade may charge a higher amount. This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. In accordance with a process known as "marking-to-market," subsequent payments, known as "variation margin," to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable. At any time prior to the expiration of a futures contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the contract.
An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specific debt security at a specified price, date, time and place. The Fund may enter into interest rate futures contracts in order to protect against the adverse effect of changing interest rates on its portfolio securities or those to be purchased by the Fund.
The Fund may purchase and sell call and put options on interest rate futures contracts that are traded on a United States exchange or board of trade. Unlike the direct investment in a futures contract, an option on an interest rate futures contract gives the purchaser the right, in return for the premium paid, to assume a position in an interest rate futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the Fund. The Fund may purchase options on interest rate futures contracts to hedge its portfolio securities against the risk of adverse changes in interest rates. The Fund will sell options on interest rate futures contracts as part of closing purchase transactions to terminate its options positions.
The Fund anticipates utilizing municipal bond index futures to protect against changes in the market value of the Municipal Obligations in its portfolio or that it intends to acquire. Municipal bond index futures contracts are based on an index of long-term Municipal Obligations. The index assigns relative values to the Municipal Obligations included in the index, and fluctuates with changes in the market value of the Municipal Obligations. The contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash based upon the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. The acquisition or sale of a municipal bond index futures contract enables the Fund to protect its assets from fluctuations in the value of tax-exempt securities without actually buying or selling the securities. The Fund may purchase and sell put and call options on municipal bond indexes and municipal bond index futures and enter into closing transactions with respect to those options.
Regulations of the Commodity Futures Trading Commission (the "CFTC") applicable to the Fund require that its transactions in futures and opinions on futures be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that the aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the Fund's net asset value, after taking into account unrealized profits and unrealized losses on any such contracts. In addition, the Fund will maintain cash and cash equivalents in a segregated account in an amount at least equal to the commodity value of each long futures or opinions position less any accrued profit on those positions held by a futures commission merchant. The Fund's ability to trade in futures and opinions on futures may be limited to some extent by the requirements of the Code applicable to a regulated investment company described below under "Taxes."
Lending Portfolio Securities.   The Fund is authorized to lend securities it
holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager unless the Fund applies for and receives specific authority to do so from the Securities and Exchange Commission ("SEC"). Loans of the Fund's securities, if and when made, may not exceed 33 1/3% of the Fund's assets taken at value. The Fund's loans of securities will be collateralized by cash, letters of credit or Government Securities that will be maintained at all times in a segregated account with the Fund's custodian in an amount at least equal to the current market value of the loaned securities. From time to time, the Fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Fund and that is acting as a "finder."
By lending its portfolio securities, the Fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when Government Securities are used as collateral. The Fund will adhere to the following conditions whenever it lends its securities: (1) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral;
(3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Fund's Board of Directors must terminate the loan and regain the Fund's right to vote the securities.
Risk Factors and Special Considerations
Investment in the Fund involves risk factors and special considerations, such as those described below:
Municipal Obligations.   Even though interest-bearing securities are
investments that promise a stable stream of income, their prices are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of Municipal Obligations with longer remaining maturities typically fluctuate more than those of similarly rated Municipal Obligations with shorter remaining maturities. The values of fixed income securities also may be affected by changes in the rating or financial condition of the issuing entities.
Low-rated and Unrated Municipal Obligations.   Although they may offer higher
current yields than do higher rated securities, low-rated and unrated securities generally involve greater volatility of price and risk of principal and income, including the possibility of default by, or bankruptcy of, the issuers of the securities; the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. Low-rated and unrated securities held by the Fund are frequently subordinated to the prior payment of senior indebtedness and are traded in markets that may be relatively less liquid than the market for higher rated securities. Moreover, because dealers may not maintain daily markets in Municipal Obligations, retail secondary markets for many of these securities may not exist. The Fund anticipates that, if a secondary market for securities it wished to sell did not exist, the Fund could sell the securities only to institutional investors. The existence of limited markets for particular securities may diminish the Fund's ability to sell low-rated or unrated Municipal Obligations at fair value to respond to changes in the economy or in the financial markets.
Municipal Leases.   Municipal leases in which the Fund may invest have special risks not normally associated with Municipal Obligations. These obligations frequently contain "non-appropriation" clauses that provide that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for that purpose by the legislative body on a yearly or other periodic basis.
Moreover, although a municipal lease will be secured by financed equipment, the disposition of the equipment in the event of foreclosure might prove difficult. In order to limit the risks, the Fund will purchase either: (a) municipal leases rated in the four highest categories by Moody's or S&P or (b) unrated municipal leases purchased principally from domestic banks or other responsible third parties that have entered into an agreement with the Fund providing the seller will either remarket or repurchase the municipal leases within a short period after demand by the Fund. The Fund will not invest more than 10% of its assets in lease obligations that contain "non-appropriation" clauses and will purchase those "non-appropriation" lease obligations when the lease payments will commence amortization of principal at an early date resulting in an average life of seven years or less for the lease obligation.
Non-Publicly Traded Securities.   The sale of securities that are not traded
publicly is typically restricted under the Federal securities laws. As a result, the Fund may be forced to sell these securities at less than fair market value or may not be able to sell when the Investment Manager believes it desirable to do so.
Illiquid Securities.   The Fund's investments in illiquid securities are
subject to risk that should the Fund desire to issue any of these securities when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.
Potential Legislation. In past years, the Federal government has enacted various laws that have restricted or diminished the income tax exemption on various types of Municipal Obligations and may enact other similar laws in the future. If any such laws were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to affect Fund shareholders adversely, the Fund would reevaluate its investment objective and policies and might submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable for Federal income tax purposes, the Fund would treat the security as a permissible Taxable Investment within the applicable limits set forth in this Prospectus.
Organization of the Fund.   The Fund is a closed-end investment company.
Shares of closed-end investment companies frequently trade at a discount from net asset value. Since the Fund's commencement of operations, the Fund's Common Stock has generally traded at a slight discount from its net asset value per share. The market value of Municipal Obligations (and, accordingly, the Fund's net asset value) generally increases when interest rates decline and decrease when interest rates rise. Whether investors will realize gains or losses upon the sale of Common Stock will not depend upon the Fund's net asset value, but will depend entirely upon whether the market price of the Common Stock at the time of sale is above or below the original purchase price for the shares. Since the market price of the Fund's Common Stock will be determined by such factors as relative demand for and supply of such shares in the market, general market and economic conditions and other factors beyond the control of the Fund, the Fund cannot predict whether the Common Stock will trade at, below or above net asset value. For that reason, shares of the Fund's Common Stock are designed primarily for long-term investors, and investors in the Fund's Common Stock should not view the Fund as a vehicle for trading purposes.
Repurchase Agreements.   Repurchase agreements could involve certain risks in
the event of default or insolvency of the seller, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. In evaluating these potential risks, the Investment Manager, acting under the supervision of the Fund's Board of Directors, and on an ongoing basis, monitors (1) the value of the collateral underlying each repurchase agreement of the Fund to ensure that the value is at least equal to the total amount of the purchase obligation, including interest, and (2) the creditworthiness of the banks and dealers with which the Fund enters into repurchase agreements.
When-Issued Securities.   Municipal Obligations purchased on a when-issued
basis and the securities held in the Fund's portfolio are generally subject to changes in value (both generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Municipal Obligations purchased on a when-issued basis may expose the Fund to risk because they may experience these fluctuations prior to their actual delivery. The Fund will not accrue income with respect to a when-issued security prior to its stated delivery rate. Purchasing Municipal Obligations on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. A segregated account of the Fund consisting of cash or liquid debt securities equal at all times to the amount of the when-issued commitments will be established and maintained with the Fund's custodian.
Financial Futures and Options.   Although the Fund intends to enter into
futures or options contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time. If it is not possible to close a futures position in anticipation of adverse price movements, the Fund would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities in the Fund's portfolio that are the subject of a hedging transaction and the futures or options contract used as a hedging device, the hedge may not be fully effective because, for example, losses on the portfolio securities may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the portfolio securities that were the subject of the hedge. In an effort to compensate for the imperfect correlation of movements in the price of the securities being hedged and movements in the price of futures contracts, the Fund may enter into futures contracts or options on futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures contract has been less or greater than that of the securities. This "over hedging" or "under hedging" may adversely affect the Fund's net investment results if market movements are not as anticipated when the hedge is established.
If the Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of securities held in its portfolio and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options positions. In addition, in those situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements on the futures contracts at a time when it may be disadvantageous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates.
Investment Restrictions
The Fund has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities" for this purpose means the lesser of (a) 67% or more of the shares of the Fund's Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (b) more than 50% of the outstanding shares. For purposes of the restrictions listed below, all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations does not require elimination of any security from the Fund's portfolio. Under its fundamental restrictions, the Fund may not:
1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are described in the Prospectus.
2. Purchase securities (other than Government Securities) of any issuer if as a result of the purchase more than 5% of the value of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to this 5% limitation.
3. Purchase more than 10% of the voting securities of any one issuer, except that this limitation is not applicable to the Fund's investments in Government Securities.
4. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in the Prospectus. When the Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments.
5. Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the Fund may make margin deposits in connection with transactions in options, futures and options on futures.
6. Underwrite any issue of securities, except to the extent that the purchase of Municipal Obligations may be deemed to be an underwriting.
7. Purchase, hold or deal in real estate or oil and gas interests, except that the Fund may invest in Municipal Obligations secured by real estate or interests in real estate.
8. Invest in commodities, except that the Fund may enter into futures contracts, including those relating to indexes, and options on futures contracts or indexes, as described in the Prospectus.
9. Lend any funds or other assets, except through purchasing Municipal Obligations or Taxable Investments, lending portfolio securities and entering into repurchase agreements consistent with the Fund's investment objective.
10. Issue senior securities.
11. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of Municipal Obligations and Government
Securities. For purposes of this restriction, industrial development bonds, with respect to which the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."
12. Make any investments for the purpose of exercising control or management of any company.


DIRECTORS AND OFFICERS
The overall management of the business and affairs of the Fund is vested with its board of directors. The board of directors approves all significant agreements between the Fund and persons or companies furnishing services to it, including the Fund's agreements with the Investment Manager and SBMFM, custodian and transfer agent, dividend paying agent, registrar and plan agent. The day-to-day operations of the Fund are delegated to its officers and to the Investment Manager and SBMFM, subject always to investment objective and policies of the Fund and to general supervision by the Fund's Board of Directors.
   The directors and officers of the Fund, their addresses and their principal occupations for at least the past five years are set forth below:

Name and Address
Positions Held
with the Fund
Principal Occupations
During Past 5 Years

*Heath B. McLendon, age
63
388 Greenwich Street
New York, New York
10013
Chairman of the
Board of
Directors, Chief
Executive Officer
and Director
Managing Director of Smith
Barney Inc.; Director and
President of SBMFM; Chairman of
Smith Barney Strategy Advisers
Inc.; prior to July, 1993,
Senior Executive Vice President
of Shearson and Vice Chairman of
the Board of Shearson Asset
Management..

Charles Barber, age 79
66 Glenwood Drive
Greenwich, Connecticut
06830
Director
Consultant; formerly Chairman of
the Board, ASARCO Incorporated.

Martin Brody, age 75
Three ADP Boulevard
Roseland, New Jersey
07068
Director
Retired Vice Chairman of the
Board of Restaurant Associates
Corp.; Director of Jaclyn, Inc.

Allen J. Bloostein, age
67
27 West 67th Street,
Apt. 5FW
New York, New York
10023
Director
Consultant; formerly Vice
Chairman of the Board of
Directors of May Department
Stores; Director of Crystal
Brands, Inc., Melville Corp.,
R.G. Barry Corp. and Hechinger
Co.

Dwight B. Crane, age 58
Graduate School of
Business
  Administration
Harvard University
Soldiers Field Road
Boston, Massachusetts
02163
Director
Professor, Graduate School of
Business Administration, Harvard
University; Director, Peer
Review Analysis, Inc.

Robert A. Frankel, age
69...............
    102 Grand Street
    Croton-on-Hudson
     New York, New York
10520
Director
Managing Partner of Robert A.
Frankel Managing Consultants;
formerly Vice President  of the
Reader's Digest Association,
Inc.

William R. Hutchinson,
age 53.......
    Amoco Corp
    200 East Randolph
Drive
    Chicago, Illinois
60601
Director
Vice President, Financial
Operations of Amoco Corp.;
Director of Associated Bank
Corp.

Jessica M. Bibliowicz,
age 36
388 Greenwich Street
New York, New York
10013
President
Executive Vice President of
Smith Barney Inc.; Chairman and
Chief Executive Officer of
SBMFM; prior to 1994, Director
of Sales and Marketing for
Prudential Mutual Funds.

Lawrence T. McDermott,
age 48.......
388 Greenwich Street
New York, New York
10013
Vice President
and Investment
Officer
Managing Director of Smith
Barney Inc; prior to July, 1993,
Managing Director of Shearson
Lehman Advisors.

Michael J. Maher, age 34
388 Greenwich Street
New York, New York
10013
Investment
Officer
Vice President of Smith Barney
Inc.; prior to July, 1993, Vice
President of Shearson Lehman
Advisors.

Lewis E. Daidone, age 38
388 Greenwich Street
New York, New York
Senior Vice
President; Chief
Financial and
Accounting
Officer and
Treasurer
Managing Director of Smith
Barney Inc.; Director and Senior
Vice President of SBMFM.

Christina T. Sydor, Esq,
age 45.
388 Greenwich Street
New York, New York
Secretary
Managing Director of Smith
Barney Inc.; General Counsel and
Secretary of SBMFM.

___________
__


* "Interested person" of the Fund (as defined in the 1940 Act).
 Director and/or trustee of other registered investment companies with which Smith Barney is affiliated.

____________________

The Fund pays each of its directors who is not a director, officer or employee of the Investment Manager or any of its affiliates an annual fee of $5,000 plus $500 for each Board of Directors meeting attended, and $100 for each Board meeting held via telephone. In addition, the Fund will reimburse these directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. For the fiscal year ended October 31, 1996, such fees and expenses totalled $43,000.

Number of Funds

	Total 		        for which
                                   		Total
	Compensation             Director Serves
                                		Compensation
	from Fund 	        Within Fund
  Name of Person              		from Fund
	Complex 	        Complex
------------------------      		--------------
	----------------               -------------------
Charles Barber	              	$7,000*                    		$
38,700 		  6
Martin Brody	                 	$6,500
	$115,850 		19
Dwight Crane	                	$7,000
	$134,200 		22
Allan Bloostein	              	$7,000                    		$
82,850 		  8
Robert Frankel	               	$7,000                    		$
65,900 		  8
William R. Hutchinson	         	$7,000  				$ 38,600
	  6
Heath B. McLendon	             	    --         			      --
		42
----------
* Mr. Barber's total compensation from the Fund is deferred, of which is
$7,000.

Principal Stockholders
   There are no persons known to the Fund to be control persons of the Fund, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the Fund to hold beneficially more than 5% of the outstanding shares of the Common Stock. The following person is the only person holding of record more than 5% of the outstanding shares of Common Stock as of
  December 18, 1996:

Name and Address
of Record Owner
Amount of
Record
Ownership
Percent of
Common Stock
Outstanding

Cede & Co., as Nominee for The Depository Trust
Company
P.O. Box 20
Bowling Green Station
New York, New York  10004
17,019,791
86.57%


17,019,791 of the shares held of record by Cede & Co., representing 86.57% of the outstanding shares of Common Stock, were held by The Depository Trust Company as nominee for Smith Barney, representing accounts for which Smith Barney has discretionary and non-discretionary authority.
As of December 18, 1996, the Directors and officers of the Fund, as a group, beneficially owned less than 1% of the Fund's outstanding shares of Common Stock.
INVESTMENT MANAGER AND ADMINISTRATOR
The Investment Manager serves as the Fund's investment adviser pursuant to a written agreement dated
(the "Advisory Agreement"). Subject to the supervision and direction of the Fund's Board of Directors, Greenwich Street Advisors manages the Fund's portfolio in accordance with the Fund's stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the Fund. The Investment Manager bears all expenses in connection with the performance of its services and pays the salaries of all officers or employees who are employed by both it and the Fund.
   As compensation for Investment Manager's services rendered to the Fund, the Fund pays a fee computed and paid monthly at an annual rate of 0.40% of the value of the Fund's average daily net assets. For the fiscal years ended October 31, 1994, 1995 and 1996 the Fund paid the Investment Manager $731,864, $726,621 and $747,137 respectively, in investment advisory fees.
The Advisory Agreement was initially approved by the Fund's Board of Directors and by a majority of the directors who are not "interested persons" of the Fund or the Investment Manager ("Non-Interested Directors") on April 7, 1993 and by its shareholders at an annual shareholder meeting of the holders of the Common Stock of the Fund on June 9, 1993. The Advisory Agreement became effective upon the Closing and, unless sooner terminated, the Advisory Agreement will continue for an initial two-year period and will continue for successive annual periods thereafter provided that such continuance is specifically approved at least annually: (1) by a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the Board of Directors or by vote of a majority of the outstanding voting securities (i.e., the holders of the Common Stock).
Under the Advisory Agreement, the Investment Manager will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by vote of the Board of Directors or by the holders of a majority of the Common Stock, at any time without penalty, on 60 days' written notice to Investment Manager. The Advisory Agreement may also be terminated by the Investment Manager on 90 days' written notice to the Fund. The Advisory Agreement terminates automatically upon its assignment.
   SBMFM serves as administrator to the Fund pursuant to a written agreement
dated June 1, 1994 (the "Administration Agreement").   SBMFM calculates the
net asset value of the Fund's shares and generally assists in all aspects of the Fund's administration and operation. In addition, SBMFM pays the salaries of all officers and employees who are employed both by it and the Fund, maintains office facilities for the Fund, furnishes the Fund with statistical and research data, clerical help and accounting, data processing, bookkeeping, internal auditing and legal services and certain other services required by the Fund, prepares reports to the Fund's shareholders and prepares tax returns and reports to and filings with the SEC and state blue sky authorities. SBMFM
bears all expenses in connection with the performance of its services.   As
compensation for SBMFM's services rendered to the Fund, the Fund pays a fee computed and paid monthly at an annual rate of 0.20% of the value of the
Fund's average daily net assets.   For the 1994, 1995 and 1996 fiscal years,
the Fund paid SBMFM $365,932, $363,310 and $373,569 respectively, in fees.

Pursuant to the Administration Agreement, SBMFM will exercise its best judgment in rendering the services listed above. SBMFM will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Administration Agreement relates except by reason of SBMFM's willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of SBMFM's reckless disregard of its obligations and duties under the Administration Agreement. The Administration Agreement will continue automatically for successive annual periods provided that such continuance is specifically approved at least annually by the Board of Directors of the Fund including a majority of the Non-Interested Directors, by vote cast in person at a meeting called for the
purpose of voting such approval.   The Administration Agreement is terminable,
without penalty, on 60 days' written notice, by the Board of Directors of the Fund or by vote of holders of a majority of the Fund's shares, or upon 90 days' written notice, by SBMFM.
PORTFOLIO TRANSACTIONS AND TURNOVER
Portfolio Transactions
Portfolio securities transactions for the Fund are placed on behalf of the Fund by the Investment Manager. In selecting brokers or dealers to execute portfolio transactions for the Fund, the Investment Manager seeks the best overall terms available. The Advisory Agreement provides that, in assessing the best overall terms available for any transaction, the Investment Manager will consider the factors it deems relevant, including the breadth of the market in the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for
the specific transaction and on a continuing basis.   In addition, the
Advisory Agreement authorizes the Investment Manager, in selecting brokers or dealers, to execute a particular transaction, and, in evaluating the best overall terms available, to consider the brokerage and research services provided to the Fund and/or other accounts over which the Investment Manager or an affiliate exercises investment discretion. The Investment Manager's fee under the Advisory Agreement is not reduced by reason of its receiving such brokerage and research services.
The Fund's portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price. The Fund has paid no brokerage commissions since commencement of its operations.
Although investment decisions for the Fund are made independently from those of other accounts managed by the Investment Manager, investments of the type the Fund may make may also be made by those other accounts. When the Fund and one or more other accounts managed by the Investment Manager are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the Investment Manager to be equitable to each. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.
The Fund may, from time to time, in accordance with an exemptive order granted by the SEC, enter into principal transactions involving certain money market instruments with dealers affiliated with the Investment Manager.
The Fund's Board of Directors will review periodically the commissions paid by the Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Fund. Portfolio Turnover
The Fund cannot accurately predict its portfolio turnover rate, but anticipates that its annual turnover rate will not exceed 100%. Portfolio turnover rate is calculated by dividing the lesser of the Fund's annual sales or purchases of portfolio securities by the monthly average value of securities in the portfolio during the year, excluding any portfolio security the maturity of which at the time of acquisition was one year or less. Higher portfolio turnover rates can result in corresponding increases in brokerage commissions. The Fund will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objective and policies. For the 1994, 1995 and 1996 fiscal years, the Fund's portfolio turnover rates were 17%, 18% and 17% respectively.
VALUATION OF SHARES
The Fund's net asset value will be calculated as of the close of regular trading on the New York Stock Exchange, Inc. ("NYSE"), currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the Fund's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of Common Stock outstanding. Investments in Government Securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the Board of Directors.
The valuation of the Fund's assets is made by SBMFM after consultation with an independent pricing service (the "Service") approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available (which may constitute a majority of the Fund's portfolio securities), are carried at fair value as determined by the Service. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Fund under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Fund to do so.
STOCK PURCHASES AND TENDERS
The Fund may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Fund can do so at prices below their then current net asset value per share on terms that the Fund's Board of Directors believes represent a favorable investment opportunity. In addition, the Board of Directors currently intends to consider at least once a year making an offer to each shareholder of record to purchase at net asset value shares of Common Stock owned by the shareholder.
No assurance can be given that repurchases and/or tenders will result in the Fund's shares trading at a price that is equal to their net asset value. The market prices of the Fund's shares will, among other things, be determined by the relative demand for and supply of the shares in the market, the Fund's investment performance, the Fund's dividends and yield and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. The Fund's acquisition of Common Stock will decrease the total assets of the Fund and therefore have the effect of increasing the Fund's expense ratio. The Fund may borrow money to finance the repurchase of shares subject to the limitations described in the Prospectus. Any interest on the borrowings will reduce the Fund's net income. Because of the nature of the Fund's investment objective, policies and portfolio, the Investment Manager does not anticipate that repurchases and tenders will have an adverse effect on the Fund's investment performance and does not anticipate any material difficulty in disposing of portfolio securities to consummate Common Stock repurchases and tenders.
When a tender offer is authorized to be made by the Fund's Board of Directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him for Federal income tax purposes under Section 318 of the Code). A shareholder who tenders all shares owned or considered owned by him, as required, will realize a taxable gain or loss depending upon his basis in his shares.
The policy of the Fund's Board of Directors with respect to tender offers and to repurchases, which may be changed by the Board, is that the Fund will not accept tenders or effect repurchases if (1) those transactions, if consummated, would (a) result in the delisting of the Common Stock from the NYSE (the NYSE having advised the Fund that it would consider delisting if the aggregate market value of the Fund's outstanding publicly held Common Stock is less than $5,000,000, the number of publicly held shares of Common Stock falls below 600,000 or the number of round-lot holders falls below 1,200), or (b) impair the Fund's status as a regulated investment company under the Code; (2) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistently with the Fund's investment objective and policies to repurchase Common Stock; or (3) there is, in the Board's judgment, any (a) material legal action or proceeding instituted or threatened challenging the transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on the NYSE or any exchange on which portfolio securities of the Fund are traded, (c) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States, (d) limitation affecting the Fund or issuers of its portfolio securities imposed by Federal, state or local authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) other event or condition that would have a material adverse effect on the Fund or its shareholders if shares of Common Stock were repurchased. The Board of Directors may modify these conditions in light of experience.
If the Fund liquidates portfolio securities in order to repurchase shares of Common Stock, the Fund may realize gains and losses. These gains, if any, may be realized on securities held for less than three months. Because the Fund must derive less than 30% of its gross income for any taxable year from the sale or disposition of stock and securities held less than three months (in order to retain the Fund's regulated investment company status under the
Code), gains realized by the Fund due to a liquidation of portfolio securities held for less than three months would reduce the amount of gain on sale of other securities held for less than three months that the Fund could realize in the ordinary course of its portfolio management, which may adversely affect the Fund's performance. The portfolio turnover rate of the Fund may or may nor be affected by the Fund's repurchases of shares of Common Stock pursuant to a tender offer.
TAXES
Taxation of the Fund and its Investments
The Fund has qualified, and intends to continue to qualify each taxable year, as a "regulated investment company" under Subchapter M of the Code. In addition, the Fund has satisfied and intends to satisfy each taxable year conditions contained in the Code that will enable interest from Municipal Obligations, excluded from gross income for Federal income tax purposes with respect to the Fund, to retain that tax-exempt status when distributed to the shareholders of the Fund (i.e., to be classified as "exempt-interest" dividends of the Fund).
If it qualifies as a regulated investment company, the Fund will pay no Federal income taxes on its taxable net investment income (i.e., taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Fund must, among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt income (reduced by certain expenses); (2) derive less than 30% of its annual gross income from the sale or other disposition of stock, securities, options, futures or forward contracts held for less than three months; and (3) diversify its holdings so that, at the end of each fiscal quarter of the Fund (a) at least 50% of the market value of the Fund's assets is represented by cash, Government Securities and other securities, with these other securities limited, with respect to any one issuer, to an amount no greater than 5% of the Fund's assets and (b) not more than 25% of the market value of the Fund's assets is invested in the securities of any one issuer (other than Government Securities or securities of other regulated investment companies). In meeting these requirements, the Fund may be restricted in the selling of portfolio securities held for less than three months and in the utilization of certain of the investment techniques described under "Investment Objective and Policies" "Investment Techniques." As a regulated investment company, the Fund will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The Fund expects to pay dividends and distributions necessary to avoid the application of this excise tax.
Financial Futures and Options.   Under Section 1256 of the Code, gain or loss
realized by the Fund from certain financial futures and options transactions will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of those options transactions as well as from closing purchase transactions. In addition, futures and options positions remaining open at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss in the Fund characterized in the manner described above.
Offsetting positions held by the Fund involving financial futures and options transactions may be considered, for tax purposes, to constitute "straddles," which are defined to include "offsetting positions" in actively traded personal property. The tax treatment of "straddles" is governed by Section 1092 of the Code, which, in certain circumstances, overrides or modifies the provisions of Section 1256. If the Fund was treated as entering into "straddles" by reason of its futures and options transactions, the "straddles" could be characterized as mixed "straddles" if the futures and options transactions constituting a part of the "straddles" arc governed by Section 1256. The Fund may make one or more elections with respect to "mixed straddles." Depending on which election is made, if any, the results to the Fund may differ. If no election is made, to the extent the "straddle" rules apply to positions established by the Fund, losses realized by the Fund would be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of the "straddle" rules, short-term capital losses on "straddle" positions may be recharacterized as long-term capital losses, and long-term capital gains may be treated as short-term capital gains.
Taxation of the Fund's Shareholders
The Fund anticipates that all dividends it pays, other than dividends from Taxable Investments and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" "Investment Techniques," will be exempt-interest dividends that may be excluded by shareholders from their gross income for Federal income tax purposes. Dividends derived from Taxable Investments, and distributions derived from any realized short-term capital gains, are taxable as ordinary income whether or not reinvested in additional Fund shares. Dividends paid by the Fund will not qualify for the dividends-received deduction for corporations.
Any net long-term capital gains realized by the Fund will be distributed annually as described below. Such distributions ("capital gain dividends") will be taxable to shareholders as long-term capital gains, regardless of how long a shareholder has held Fund shares, and will be designated as capital gain dividends in a written notice mailed by the Fund to shareholders after the close of the Fund's taxable year. If a shareholder receives a capital gain dividend with respect to any share and if the share has been held by the shareholder for six months or less, then any loss (to the extent not disallowed pursuant to the other six-month rule described in the Prospectus relating to exempt-interest dividends) on the sale or exchange of such share will be treated as a long-term capital loss to the extent of the capital gain dividend.
If, as described above under "Stock Purchases and Tenders," the Fund repurchases Common Stock pursuant to a tender offer, then, as a general rule, pursuant to Section 302 of the Code, a sale by a shareholder pursuant to a tender offer will be treated as a sale or exchange of Fund shares if the receipt of cash upon the sale (1 ) is not essentially equivalent to a dividend with respect to the selling shareholder, (2) is substantially disproportionate with respect to the selling shareholder or (3) results in a complete redemption of the selling shareholder's interest in the Fund. If a shareholder is unable to satisfy any of these three conditions, then, depending upon the Fund's earnings and profits and the shareholder's basis in his Common Stock, amounts received pursuant to a tender offer could be treated as ordinary income, as capital gains, or as a non-taxable return of capital. As a general rule, dividends and distributions paid by the Fund are treated as received when actually received by the shareholder. If, however, any dividend or distribution is declared by the Fund in any October, November or December, payable to shareholders of record on a specified date in October, November or December and actually paid during January of the following year, then the dividend or distribution will be treated as received on December 31 of the preceding calendar year.
Exempt-Interest Dividends.   Because the Fund will distribute exempt-interest
dividends, interest on indebtedness incurred by a shareholder to purchase or carry Fund shares is not deductible for Federal income tax purposes. If a shareholder receives exempt-interest dividends with respect to any share and if the share is held by the shareholder for six months or less, then any loss on the sale or exchange of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder, if he receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, that portion of any exempt interest dividend paid by the Fund that represents income derived from private activity bonds held by the Fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Moreover, although the Fund's exempt-interest dividends may be excluded by shareholders from their gross incomes for Federal income tax purposes, all or a portion of the exempt-interest dividends will be a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes to the extent that they are derived from certain types of private activity bonds issued after August 7, 1986, and all the Fund's exempt-interest dividends will be a component of the "adjusted current earnings" adjustment item for purposes of the Federal corporate alternative minimum tax. The receipt of Fund dividends and capital gain distributions may affect a corporate shareholder's Federal "environmental" tax liability, a foreign corporate shareholder's Federal "branch profits" tax liability and a Subchapter S corporation shareholder's Federal "excess net passive income" tax liability.
Shareholders should consult their tax advisors to determine whether (1) a portion of their otherwise non-taxable social security and railroad benefits will be treated as taxable income, (2) they are "substantial users" with respect to a facility or "related" to these users within the meaning of the Code and (3) they are subject to a Federal alternative minimum tax, the Federal "environmental" tax, the Federal "branch profits" tax, and the Federal "excess net passive income" tax.
Dividend Reinvestment Plan.   Shareholders receiving dividends or
distributions in the form of additional shares pursuant to the Plan should be treated for United States federal income tax purposes as receiving a distribution in the amount equal to the amount of money that the shareholders receiving cash dividends will receive, and should have a cost basis in the shares received equal to such amount. If the Fund distributes cash to First Data Investor Services Group, Inc., the Plan administrator ("First Data"), to be used by First Data to purchase shares of Common Stock on the open market, a Plan participant will be deemed to have received a cash distribution in the amount of the cash distribution to First Data on his behalf.
Statements and Notices.   Each shareholder will receive after the close of the
calendar year an annual statement as to the Federal income tax status of his dividends and capital gain distributions from the Fund for the prior calendar year. These statements will also designate the amount of exempt-interest dividends that is a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes. Each shareholder will also receive, if appropriate, various written notices after the close of the Fund's prior taxable year as to the Federal income tax status of his dividends and capital gain distributions that were received from the Fund during the Fund's prior taxable year. Shareholders should consult their tax advisors as to any state and local taxes that may apply to these dividends and capital gain distributions. The dollar amount of dividends exempt from Federal income taxation and the dollar amount subject to state and local taxation will vary for each shareholder depending upon the size and duration of each shareholder's investment in the Fund. In the event that the Fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that day.
Therefore, the percentage of the dividend designated as taxable, if any, may vary from day to day.
Backup Withholding.   If a shareholder fails to furnish a correct taxpayer
identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to backup withholding, the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and capital gain distributions and (2) the proceeds of any sales or repurchases of Fund shares. An individual's taxpayer identification number is his social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's Federal income tax liability.
ADDITIONAL INFORMATION
Legal Matters
Willkie Farr & Gallagher serves as counsel to the Fund. The Directors who are not "interested persons" of the Fund have selected Stroock & Stroock & Lavan as their counsel.
Independent Public Accountants
   KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, has been selected to serve as the Fund's independent auditor to examine and report on the Fund's financial statements and highlights for the fiscal year ending October 31, 1997.
Custodian and Transfer Agent
   PNC Bank, N.A. is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, and serves as the Fund's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds the Fund's portfolio securities and keeps all necessary accounts and records. The assets of the Fund are held under bank custodianship in compliance with the 1940 Act.
First Data Investors Services Group Inc, ("First Data")is located at Exchange Place, Boston, Massachusetts 02109, and pursuant to a transfer agency agreement serves as the Fund's transfer agent. Under the transfer agency agreement, First Data maintains the shareholder account records for the Fund, handles certain communications between shareholders and the Fund, and distributes dividends and distributions payable by the Fund.
FINANCIAL STATEMENTS
The Fund will send unaudited semiannual and audited annual financial statements of the Fund to shareholders, including a list of the portfolio of investments held by the Fund.
   THE AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED OCTOBER 31, 1996 ARE INCORPORATED BY REFERENCE INTO THIS SAI FROM THE FUND'S ANNUAL REPORT. COPIES OF THE ANNUAL REPORT MAY BE OBTAINED FROM ANY SMITH BARNEY FINANCIAL CONSULTANT OR BY CALLING OR WRITING TO THE FUND AT THE TELEPHONE NUMBER OR ADDRESS SET FORTH ON THE COVER PAGE OF THIS SAI.



APPENDIX
DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS
Description of Moody's Municipal Bond Ratings:
Aaa Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.
Aa Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.
A Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.
Baa Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.
Ba Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
Description of Moody's Municipal Note Ratings:
Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short-term credit risk and long-term risk. Loans bearing the designation MIG 1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.
Description of Moody's Commercial Paper Ratings:
The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations normally evidenced by many of the characteristics of issuers rated P-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.
Description of S&P Municipal Bond Ratings:
AAA These bonds are the obligations of the highest quality and have the strongest capacity for timely payment of debt service.
General Obligation Bonds Rated AAA In a period of economic stress, the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.
Revenue Bonds Rated AAA Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.
AA The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.
A Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the strongest capacity for payment of debt service.
General Obligation Bonds Rated A There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at future date.
Revenue Bonds Rated A Debt service is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appearance appears adequate.
BBB The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.
BB Bonds rated BB are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation.
While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
S&P's letter ratings may be modified by the addition of a plus or minus sign, which is used to show relative standing within the major rating categories, except in the AAA category.
Description of S&P Municipal Note Ratings:
Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.
Description of S&P Commercial Paper Ratings:
Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1.



Municipal High
Income Fund Inc.

Statement of



Additional Information









PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits


	(1)	Financial Statements:

		- Included in Part A:

			*     Financial Highlights

		- Included in Part B:

			*        The Registrant's Annual Report for the
				fiscal year ended October 31, 1996 and
				Report of Independent Accountants
				dated December 10, 1996 are incorporated by reference to the Definitive 30(b)2-1 filed on January 13, 1997,
				Accession #  91155-97-18

	(2)	Exhibits:

(a)	(i)	Articles of Incorporation are
incorporated by reference to the
Registrant's initial Registration
Statement, Registration No.33-20507,
		filed with the SEC on March 8, 1988.

	(ii)	First Amendment to Articles of
Incorporation are incorporated by
reference to Registrant's Amendment
No. 2 to the Registration Statement,
Registration No. 33-20507, filed with the SEC on October 24, 1988.

	(iii)	Second Amendment to Articles of
Incorporation are incorporated by
reference to Registrant's Amendment
No. 3 to the Registration Statement,
Registration No. 33-20507, filed with the
SEC on November 17, 1988
(b)	(i)	Amended Bylaws of Registrant are
incorporated by reference to the
Registrant's Amendment No. 3 to the
Registration Statement, Registration No.
33-20507, filed with the SEC on
November 17, 1988

	(ii)	Amendment to the Amended Bylaws of
Registrant are incorporated by reference to the Registrant's Amendment No.4 to its Registration Statement, Registration
No.811-5497, filed with the SEC on
March 1, 1990.

		(c)	Not Applicable

(d)	Specimen Certificate of Common Stock, par
value $.01 per share is incorporated by reference
to the Registrant's Amendment No. 3 to the
Registration Statement, Registration No. 33-
20507, filed with the SEC on November 17,
1988

(e)	Dividend Reinvestment Plan

		(f)	Not Applicable

   		(g)(i)	Form of Investment Advisory Agreement
			between Registrant and Greenwich Street
			Advisors



   		(h)	Form of Distribution Agreement between
			Registrant and Smith Barney Shearson.

		(i)	Not Applicable



   		(j)	Form of Custody Agreement between Registrant
			and PNC Bank, National Association (filed herewith)

		(k)	(i)	Form of Administration Agreement between
				Registrant and Smith Barney Mutual Funds
				Management, Inc.,
    				is filed herewith.


		 (l)	Opinion and Consent of Counsel is incorporated by
			reference to Pre-Effective Amendment No.1.

		(m)	Not Applicable
		(n)	Consent of  Independent Auditors is filed herein.

		(o)	Not Applicable

		(p)	Subsciption Agreement between Registrant and Shearson
	incorporated by reference to Registrant's
Amendment No. 3 to the Registration Statement,
Registration No. 33-20507, filed with the SEC on November 17, 1988

		(q)	Not Applicable

		(r)	Financial Data Schedule for Registrant as of October 31, 1996
			is filed herein.

Item 25.	Marketing Arrangements

	None

Item 26.	Other Expenses of Issuance and Distribution

	The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Fees       0
Printing and Engraving Expenses	  	$5000
Legal Fees		   			$0
Accounting Expenses		   		$0
Miscellaneous Expenses		   		$0


Item 27.	Persons Controlled by or Under Common Control

			None

Item 28.	Number of Holders of Securities

   Title of Class		Number of
				Record
				Stockholders
17,019,791			as of   December 18, 1996

Shares of Common Stock,
par value $0.01 per share	1,749


Item 29.	Indemnification

	Under Article VII of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason or his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined that the director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a director or officer to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under Registrant's Articles of Incorporation.

	Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30.	Business and Other Connections of Investment Adviser

	See "Management of the Fund" in the Prospectus.

	Smith Barney Mutual Funds Management Inc., ("Funds Management") a New York corporation, is a registered investment adviser and is wholly owned by Smith Barney Holdings Inc., which in turn is wholly owned by Travelers Group Inc. Funds Management is primarily engaged in the investment advisory business. Information as to executive officers and directors of Funds Management is included in its Form ADV filed with the Securities and Exchange Commission (Registration number 801-3387) and is incorporated herein by reference.

Item 31.	Location of Accounts and Records

	   Smith Barney Mutual Funds Management Inc.
	388 Greenwich Street
	New York, New York 10013


	    First Data Investor Services Group, Inc.
	One Exchange Place
	Boston, Massachusetts 02109

	   PNC Bank, N.A.
	17th & Chestnut Streets
	Philadelphia, Pennsylvania 19103

Item 32.	Management Services

		None

Item	33.	Undertakings

	1.	Not Applicable

	2.	Not Applicable

	3.	Not Applicable

4.	The Fund hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

	(1)	to include any prospectus required by Section 10(a)(3) of the
		Securities Act of 1933 (the "Act");

	(2)	to reflect in the Prospectus any facts or events arising after the
		effective date of the Registration Statement (or the most recent post-
		effective amendment thereof) which, individually or in the aggregate,
		represent a fundamental change in the information set forth in the
		Registration Statement; and

	(3)	to include any material information with respect to the plan of
		distribution not previously disclosed in the Registration Statement or any
		material change to such information in the Registration Statement.

(b)	For the purpose of determining any liability under the Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Not Applicable

5.	Not Applicable
6.	The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional
Information.


SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the
Registrant, MUNICIPAL HIGH INCOME FUND INC., has duly caused this
Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of
New York, State of New York on the   13th day of January, 1997.

					MUNICIPAL HIGH INCOME FUND INC.



					By: /s/ Heath B. McLendon
					      Heath B. McLendon
					      Chief Executive Officer


	We, the undersigned, hereby severally constitute and appoint Heath B. McLendon, Christina T. Sydor and Michael Kocur
, our true and lawful attorneys, with full power, to sign for us, and in our hands and in the capacities indicated below, any and all
Post-Effective Amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents therewith, with the Securities and Exchange Commission, granting unto said attorneys full power to do and perform each and every act and thing requisite or necessary to be done in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys or any of them may lawfully do or cause to be done by virtue thereof.

WITNESS our hands on the date set forth below.

	Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement and the above Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature				Title					Date





 /s/ Heath B. McLendon
Heath B. McLendon			 Chairman of the Board			1/13/97
					 Chief Executive Officer
/s/ Lewis E. Daidone
Lewis E. Daidone			Treasurer (Chief Financial 		1/ 13 /97
					and Accounting Officer)

/s/ Charles F. Barber*
Charles F. Barber				Director			1/13/97


/s/ Allan J. Bloostein*
Allan J. Bloostein				Director			1/13/97


/s/ Martin Brody*
Martin Brody					Director			1/13/97


/s/ Dwight B. Crane*
Dwight B. Crane				Director			1/13/97


/s/ Robert A. Frankel*
Robert A. Frankel				Director			1/13/97




   /s/ William R. Hutchinson*
William Hutchinson				Director			1/13/97


*Signed by Heath B. McLendon, their duly authorized attorney-in-fact, pursuant to power-of-attorney dated December 3, 1996.

EXHIBIT  INDEX


2(j)		Custody Agreement

2(k)		Administration Agreement

2(n)		Auditors' Consent



























Municipal High Income Fund Inc.
388 Greenwich Street
New York, New York  10013








	A-3